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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                               _______________________

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                              _________________________

                                  (AMENDMENT NO. 3)

                                   DELCHAMPS, INC.
                              (Name of Subject Company)
                            DELTA ACQUISITION CORPORATION
                             A WHOLLY OWNED SUBSIDIARY OF
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                      (Bidders)
                        Common Stock, $.01 par value per share
                            (Title of Class of Securities)
                                     246615 10 8
                        (CUSIP Number of Class of Securities)
                                ______________________

                                  MICHAEL E. JULIAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                  1770 ELLIS AVENUE
                                      SUITE 200
                              JACKSON, MISSISSIPPI 39204
                                    (601) 965-8600

             (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications on Behalf of Bidders)
                              _________________________

                                   with a copy to:
                                DECHERT PRICE & RHOADS
                               4000 BELL ATLANTIC TOWER
                                   1717 ARCH STREET
                                PHILADELPHIA, PA 19103
                                    (215) 994-4000
                       ATTENTION:  WILLIAM G. LAWLOR
                                   DAVID E. SCHULMAN


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    This Amendment No. 3 to the Schedule 14D-1 relates to a tender offer by
Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997 and Amendment No. 2 dated August 4, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 3 is to amend and supplement Items 5, 10, and 11 of the Schedule 14D-1 as described below.


ITEM 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

    (a) Under the ABCA, a "short-form" merger between the Company and the Offeror (that is, a merger effected without the approval of the public shareholders of the Company if the Offeror acquires at least 80% of the outstanding Shares pursuant to the Offer) can only be effected by merging the Company with and into the Offeror, with the Offeror continuing as the surviving corporation. After completing further due diligence with respect to the Company, Parent currently intends that the Company should survive any second-step merger effected after consummation of the Offer and that, accordingly, a "short-form" merger between the Company and the Offeror should not be consummated. As a result, in lieu of a "short-form" merger, Parent currently intends, following the purchase of Shares pursuant to the Offer, to cause the Offeror to effect a "long-form" merger with and into the Company, with the Company continuing as the surviving corporation. Generally, a "long form" merger takes a longer time to complete than a "short form" merger as a result of the shareholder meeting process and the Commission proxy/information statement rules.

    (e) As part of the ongoing evaluation by Parent and the Offeror of the business and operations of the Company, Parent has determined to close after the consummation of the Offer thirteen supermarkets of the Company. In addition, Parent expects to close the Hammond, Louisiana warehouse owned by the Company and to utilize Parent's Jackson, Mississippi facility as the central distribution center of Parent and the Company. Parent also expects to consolidate the corporate headquarters of the combined operations of Parent and the Company into the existing corporate headquarters of Parent, with a divisional office to be opened in Mobile, Alabama. See also Parent's press release filed herewith as exhibit (a)(11) .

ITEM 10.  Additional Information.

    (f) On August 25, 1997, the Company filed a Form 8-K which included comprehensive financial information for the fiscal year (52 weeks) ended June 28, 1997 (the "Company 8-K"). Set forth below are certain summary consolidated financial data with respect to the Company excerpted or derived from financial information contained in the Company 8-K and the Company 1996 10-K. More comprehensive financial information is included in such reports filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and all the financial information (including any related notes) contained therein.




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                                   DELCHAMPS, INC.

                     Selected Consolidated Financial Information
                  (in thousands of dollars, except per share data)





                                             (52 weeks)
                                             Year Ended
                          -----------------------------------------------------
                                        June 28      June 29          July 1
                                          1997         1996             1995
                                      ----------     ----------       ----------

Statement of Earnings Data:
    Sales                             $1,102,947     $1,126,629      $1,054,088
    Operating income (loss)               17,787         13,119         (34,991)
    Net earnings(loss)                     7,954          3,852         (25,666)

Common Stock Data:
    Net earnings(loss) per common
      share                          $      1.12     $     0.54      $    (3.61)

Balance Sheet Data:
    Working capital                  $    29,140     $   22,067      $   22,920
    Total assets                         243,461        255,183         269,412
    Long-term debt and
      obligations under
      capital leases,
      excluding current
      installments                        16,698         21,237          25,745
    Restructure
      obligation, excluding current
      portion                             13,453         15,668          19,219
    Stockholders'equity                  118,019        112,925         110,042

In addition, Item 10(f) is hereby amended and supplemented by the following:

    The first sentence of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended and restated in its entirety to read as follows:

    "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 15 related to regulatory matters."


    The last paragraph of Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended and restated in its entirety to read as follows:

    "The Forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts, were not reviewed by the Company's independent auditors and

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are included herein only because such information was provided to Parent.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Forecasts. The Forecasts reflect numerous assumptions, all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including assumed interest expense and effective tax rates consistent with historical levels for the Company, all of which are impossible to predict with any degree of accuracy, many of which are beyond the Company's control and none of which were subject to approval by Parent or the Offeror. Accordingly, there can be no assurance that the assumptions made in preparing the Forecasts will prove accurate, and actual results may be materially greater or less than those contained in the Forecasts. The inclusion of the Forecasts herein should not be regarded as an indication that any of Parent, the Offeror, the Company or their respective financial advisors considered or consider the Forecasts to be a reliable prediction of future events, and the Forecasts should not be relied upon as such. None of Parent, the Offeror, nor their financial advisor, nor the Company's financial advisor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts. The Forecasts were not prepared with a view to reliance by the Company's shareholders in making a decision in connection with the Offer or in making any other investment decision. Therefore, the Company has cautioned that its shareholders not rely upon the Forecasts in any manner, including in connection with making a decision in connection with the Offer.
None of Parent, the Offeror, the Company and any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the Forecasts and none of them intends to update or otherwise publicly revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error, or experience or future changes made it clear that such Forecasts will not be realized."


    The introductory clause of subparagraph (c) of Section 15 of the Offer to Purchase ("Certain Conditions to the Offeror's Obligations") is hereby amended and restated in its entirety to read as follows:

    "at any time on or after the date of the Merger Agreement and before the Expiration Date (or, in the case of conditions related to regulatory matters, before the acceptance of such Shares for payment or the payment thereof), any of the following events shall have occurred and be continuing:"


    On August 22, 1997, Parent issued a press release which announced, among other things, that the Offeror had extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, September 12, 1997. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, August 25, 1997. A copy of the press release is filed herewith as exhibit (a)(11) and is incorporated by reference herein.


ITEM 11. Material to be Filed as Exhibits.

      (a)(11) Press Release issued by Parent on August 22, 1997.




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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 3 is true, complete and correct.

                             Jitney-Jungle Stores of America, Inc.


                             By: /s/ Michael E. Julian
                                 ---------------------
                             Name:  Michael E. Julian
                             Title: President and Chief Executive Officer

                             Delta Acquisition Corporation


                             By: /s/ Michael E. Julian
                                 ---------------------
                             Name:  Michael E. Julian
                             Title: President

Dated:  August 25, 1997
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